Exhibit 99.2

Galmed Pharmaceuticals Ltd. Announces Restructured Acquisition Terms for Colospan Ltd., Prioritizing CG-100 European Commercialization and Shareholder Value Protection and Consummation of Acquisition

Colospan Ltd. (“Colospan”) provides Galmed Pharmaceuticals Ltd. (“Galmed”) (NASDAQ: GLMD) with a commercially ready product in the EU/Israel (CE marked under MDR) with a dedicated OPS code to accelerate reimbursement in Germany

Strategic and Financial Highlights

Restructured Anti-Dilutive Financial Terms: To diminish the dilutive event on GLMD’s existing shareholders, Galmed and Colospan agreed that in lieu of issuing $2.0 million in Galmed ordinary shares at closing, the cash payment shall be increased by $800K. The remaining balance has been structured as a transparent, risk-mitigated earnout capped at $2.0 million, commencing in Q3 2027. This single-digit percentage earnout on net sales revenues is tied to clear performance tiers: a 7% payout on net sales revenue over $5.0 million (Tier 1), escalating to 9% for net sales revenue over $12.0 million (Tier 2). In addition, the parties agreed to an acceleration of the earnout upon the earlier of a strategic transaction involving substantially all of the acquired business or related intellectual property of Colospan, or Galmed raising at least $17.5 million in aggregate gross proceeds through equity financings.

●	Galmed is laying the groundwork for a pan-European launch of CG-100, a less invasive intraluminal bypass device designed to protect colorectal anastomoses and reduce the need for diverting stomas.

●	CG-100 benefits from strong safety and efficacy clinical data based on 4 clinical trials conducted in Europe between 2014 and 2024.

●	In addition to generating top-line revenue already in 2026, “real-life” data from patients using CG-100 is planned to be submitted to the FDA to support Colospan’ s Pivotal study

●	Strategic Synergy: Establishing a unified GI platform by leveraging drug development expertise with medical device commercialization.

RAMAT GAN, Israel, June 22, 2026 /PRNewswire/ — Galmed today announces that following a restructuring of the acquisition terms, it consummated the acquisition of Colospan a commercial-stage medical device company that has developed a clinically differentiated solution to one of colorectal surgery’s most pressing problems: anastomotic leak complications and the diverting stomas used to manage them.

As a result of the acquisition, Colospan became a wholly owned subsidiary of Galmed. The acquisition of Colospan gives Galmed a commercial-ready product in the EU/Israel (CE marked under MDR and AMAR approved in Israel) with a dedicated OPS code (5-46b.2) in Germany, potentially allowing Galmed to potentially generate top-line revenue faster than traditional drug pipelines.

To date, 97 patients have been treated with the CG-100 worldwide across four clinical trials in Europe, and Israel, (not including the US pivotal trial which is ongoing). Results of these trials demonstrated that 90% of patients treated with the CG-100 avoided stoma creation. No device migration was observed in any patient, and 100% patient tolerability was achieved. Safety data for CG-100 showed 0% mortality (compared to 1.3% in patients with Stoma), 3% anastomotic leak rate (compared to 6.3% in patients with stoma), and 3% device-related adverse events graded Clavien-Dindo 3–5 (compared to 22.1% in patients with stoma). None of the Colospan’s patients necessitated a permanent stoma as opposed to 23.5% in the patients with a temporary stoma.

Strategic Synergy

“By combining resources, Galmed plans to deliver a clinically compelling and economically meaningful tool to reshape the standard of care for colorectal resection patients worldwide,” said Allen Baharaff, Co-founder and Chief Executive Officer of Galmed. “The acquisition of Colospan aligns with our long-term strategic focus which remains the GI space. We strongly believe that CG-100 together with the advancement of our Ph 3 ready lead drug candidate, Aramchol, for GI related oncology indications will establish Galmed as a specialty GI medtech and biopharmaceutical platform”.

Mr. Baharaff continued: “While the original terms of the acquisition contained an immediate dilutive payment in ordinary shares of $2.0 million, in order to prevent the immediate dilutive impact on Galmed shareholders, we worked together with Colospan’s Board and lead investors to reach a preferred agreement: an additional cash payment of $800K (made possible by our solid cash balance of $15.6 million as of March 31, 2026) and a transparent, risk-mitigated earnout of $2.0 million on net sales, commencing in Q3 2027.”

ABOUT GALMED PHARMACEUTICALS LTD.

Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) is an Israel-based biopharmaceutical company headquartered in Ramat Gan, with a growing focus on gastrointestinal and oncological innovation. Galmed’s flagship asset, Aramchol, is a first-in-class synthetic fatty acid-bile acid conjugate molecule under evaluation across liver disease and oncological indications, including GI cancers. For more information, visit www.galmedpharma.com.

ABOUT COLOSPAN LTD.

Colospan Ltd. is a commercial-stage medical device company headquartered in Kfar Saba, Israel. Its flagship product, CG-100, is an intraluminal bypass device designed to protect colorectal anastomoses and reduce the need for diverting stomas, offering a less invasive alternative to standard surgical practice. CG-100 was granted FDA Breakthrough Device Designation, is CE marked under the EU Medical Device Regulation, and is approved for investigational use in the United States under an FDA approved IDE. The device is not approved for commercial use in the US. For more information, visit www.colospan.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to anticipated or expected events, activities, trends, or results as of the date they are made, including statements regarding the expected benefits of the acquisition. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Factors that could cause differences include, but are not limited to Galmed’s inability to recognize the anticipated benefits of the acquisition of Colospan; expectations with respect to future performance and growth of Colospan; Galmed and Colospan’s ability to execute their business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; changes in domestic and foreign business, market, financial, political and legal conditions; market adoption and pricing barriers; intellectual property enforcement or infringement claims; manufacturing and supply chain constraints; intense industry competition; the ability to maintain listing on the Nasdaq Capital Market; geopolitical events, including the security situation in Israel; regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC by Galmed Additional risks relating to Colospan’s product and its strategy are detailed in a report on Form 6-K filed by Galmed with the SEC on June 8, 2026 and risks associated with Galmed are detailed in Galmed’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 under the heading “Risk Factors.” Galmed undertakes no obligation to publicly update or revise any forward-looking statements to reflect new information, change in expectations, subsequent events, or otherwise, except as required by law.

Investor and Media contact:

Guy Nehemya, +972-3-693-8448, investor.relations@galmedpharma.com